                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM T-3

             FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER
                        THE TRUST INDENTURE ACT OF 1939

                             Huntway Partners, L.P.
                              (Name of applicant)

                               25129 The Old Road
                           Newhall, California  91381
                    (Address of principal executive offices)

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED



TITLE OF CLASS                              AMOUNT

12% Senior Secured Notes Due 2005           $23,500,000

Approximate date of proposed public
Offering:                                   December 23, 1996

Name and address of agent for service:      Warren J. Nelson
                                            Huntway Partners, L.P.
                                            25129 The Old Road
                                            Newhall, CA 91381

                                            -with a copy to-

                                            Alan G. Berkshire
                                            Kirkland & Ellis
                                            200 East Randolph Drive
                                            Chicago, IL  60601

                                    GENERAL

     1.    General information.  Furnish the following as to the applicant:


           (a) Form of organization.


               The applicant, Huntway Partners, L.P. (the "Company"), is a limited partnership.

           (b) State or other sovereign power under the laws of which organized.


               The Company is organized under the laws of the State of Delaware.

     2. Securities Act exemption available. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the securities Act of 1933 is not required.


     The indenture securities are exempt from registration under the Securities Act of 1933, as amended ("Securities Act"), by virtue of Section 1145(a)(1) of the United States Bankruptcy Code, as amended ("Bankruptcy Code"). The Company is a debtor in a case filed under Chapter 11 of the Bankruptcy Code styled In re Huntway Partners, L.P., Debtor, Case No. 96-799 (HSB), pending in the United States Bankruptcy Court for the District of Delaware ("Bankruptcy Court").
Section 1145(c) of the Bankruptcy Code provides that securities issued pursuant to Section 1145(a) are deemed to be offered in a public offering. The offering of the indenture securities prior to the filing of a case under the Bankruptcy Code was exempt from registration under the Securities Act by virtue of Section 4(2) thereof, which exempts transactions by an issuer not involving any public offering, and Section 3(a)(9) thereof, which exempts exchanges of securities by an issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.

     The indenture securities, the 12% Senior Secured Notes due 2005 (the "New Notes"), are securities being issued by the Company pursuant to a Prepackaged Plan of Reorganization of Huntway Partners, L.P. under Chapter 11 of the United States Bankruptcy Code (the "Plan") filed by the applicant with the Bankruptcy Court on November 12, 1996. The Plan may be modified from time to time as provided therein.

     The New Notes are being issued in exchange for claims against the Company. These claims consist of the allowed secured claims of the holders of the 8% Senior Secured Notes Due 2000 and the Increasing Rate Subordinated Notes Due 2008, in each case issued by the Company ("Old Notes"). While the holders of the Old Notes are principally receiving the New Notes in exchange for their claims, they are also receiving common units representing limited partnership interests of the Company ("Common Units").

                                  AFFILIATIONS

3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.


     Huntway Managing Partner, L.P., a Delaware limited partnership ("HMP"), is currently the managing general partner of the Company and holds a 0.9% equity ownership interest in the Company.

     Huntway Holdings, L.P., a Delaware limited partnership ("HH"), is currently the special general partner of the Company and holds a 0.1% equity ownership interest in the Company.

     Reprise Holdings, Inc., a Texas corporation ("Reprise"), is the sole general partner of HH and the sole general partner of HMP.

     The Company is the sole general partner of Sunbelt Refining Co., L.P., a Delaware limited partnership ("Sunbelt"), and holds a 99% equity ownership interest in Sunbelt.

     See also Item 4 below -- "Directors and Executive Officers."

                             MANAGEMENT AND CONTROL

4. Directors and executive officers. List the name and the complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors and executive officers. Indicate all offices with the applicant held or to be held by the person named.


     HMP, the Company's general partner, rather than a board of directors, manages the business and affairs of the Company. Similarly, HMP is itself a partnership and its business and affairs are managed by its general partner, Reprise, rather than a board of directors. However, Reprise, as sole general partner of HMP, has established an operating committee to consult with Reprise with respect to the management of HMP and the Company, and has elected the following individuals as members of the operating committee:

            Juan Y. Forster
            Samuel M. Mencoff
            Justin S. Huscher
            Raymond M. O'Keefe

The mailing address for each of these persons is as follows:

            c/o Huntway Partners, L.P.
            25129 The Old Road
            Newhall, CA  91381

     The following persons are serving as executive officers of the Company, holding the following offices, and will serve as executive officers of the Company, holding the same offices, upon the consummation of the Plan:

        Name                  Office(s)
        -------------------   -------------------------------------------------

        Juan Y. Forster       President and Chief Executive officer
        Warren J. Nelson      Executive Vice President and Chief Financial
                              Officer
        Lucian A. Nawrocki    Executive Vice President of Asphalt Marketing
        Terrance L. Stringer  Executive Vice President of Supply and Planning

The mailing address for each of these persons is as follows:

     c/o Huntway Partners, L.P.
     25129 The Old Road
     Newhall, California  91381

5. Principal owners of voting securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.


     The following table sets forth each person that currently owns 10% or more of the voting securities of the Company as of November 12, 1996:


                                                                                         Percentage of
             Name and Complete                 Title of Class                            Voting Securities
         Mailing Address of Owner              Owned(1)                Amount Owned      Owned(1)
----------------------------------------   --------------------   ------------------   ------------------
Huntway Managing Partner, L.P. ........
c/o Reprise Holding, Inc.
c/o Madison Dearborn Partners                                      90% of the General    0.9% of equity
Three First National Plaza, Suite 1330       General Partnership   Partnership           interests in the
Chicago, IL  60602                           Interest              Interest              Company

Huntway Holdings, L.P. ...............
c/o Reprise Holding, Inc.
c/o Madison Dearborn Partners                                      10% of the General    0.1% of equity
Three First National Plaza, Suite 1330       General Partnership   Partnership           interests in the
Chicago, IL  60602                           Interest              Interest              Company

First Chicago Equity Corporation .........
f/k/a First Capital Corporation of Chicago                                               31.5% of equity
One First National Plaza                                                                 interests in the
Chicago, IL  60670                           Common Units          3,640,121(2)          Company


                                                                                         Percentage of
             Name and Complete                 Title of Class                            Voting Securities
         Mailing Address of Owner              Owned(1)                Amount Owned      Owned(1)
----------------------------------------   --------------------   ------------------   ------------------

Bankers Trust Company ....................   Common Units             1,975,522 (3)      14.6% of equity
280 Park Avenue                                                                          interests in the
New York, NY  10017                                                                      Company

Massachusetts Mutual Life Insurance Company  Common Units             1,092,156 (3)      8.6% of equity
1295 State Street                                                                        interests in the
Springfield, MA  01111                                                                   Company

Mr. Andre Danesh ..........................  Common Units             1,460,959 (4)      11.2% of equity
Allied Financial Corp.                                                                   interests in the
1583 Beacon Street                                                                       Company
Brookline, MA  02146


All Officers and operating committee         Common Units             1,810,927 (5)(6)   15.7% of equity
members as a group (12 Persons) ..........                                               interests in the
                                                                                         Company

---------------------------------

(1) As a Delaware limited partnership, the business and affairs of the Company are managed by its general partner, in accordance with the Amended and Restated Agreement of Limited Partnership of the Company.

(2)  Does not include 653,286 Common Units held by Reprise Holdings, Inc.
     First Chicago Equity Corporation and Madison Dearborn Partners III own all of the outstanding common stock of Reprise Holdings, Inc. First Chicago Equity Corporation and Madison Dearborn Partners III disclaim beneficial ownership of Common Units beneficially owned by Reprise Holdings, Inc.

(3) All reported beneficial ownership of Common Units represents warrants to purchase Common Units at an exercise price of $.875 per Common Unit under the June 23, 1993 restructuring agreement. Pursuant to the Prepackaged Plan, these warrants will be canceled and the holders thereof will receive 25% of the Common Units outstanding immediately following Consummation.

(4) Includes 378,300 Common Units held by Mr. Danesh; 243,700 Common Units held by Allied Financial Corporation's Profit Sharing Plan, of which Mr. Danesh is the trustee; 159,900 Common Units held by E & S Investments, of which Mr. Danesh is the general manager; and 133,000 Common Units held by Allied Financial Investments, of which Mr. Danesh is a general partner. Also includes 546,059 Common Units issuable upon the exercise of an option issued by Huntway to Mr. Danesh. The exercise price provided for in such option is $.50 per Common Unit. Does not include option to purchase 600,000 Common Units which Huntway has agreed to issue to Mr. Danesh in the event the restructuring is consummated. The exercise price provided for in such option will be $.50 per Common Unit.

(5) Includes 62,500 and 341,958 Common Units held by Madison Dearborn Partners VI and Madison Dearborn Partners III, respectively. Samuel M. Mencoff and Justin S. Huscher, members of the Operating Committee, serve as general partners of such entities. Also includes 653,286 Common Units held by Reprise Holdings, Inc. Mr. Mencoff is the President and sole director of Reprise Holdings, Inc. Mr. Mencoff disclaims beneficial ownership of the Common Units held by Reprise Holding, Inc.

(6) Includes options to acquire 103,133 Common Units exercisable at $1 a unit.

The following table sets forth each person what will own 10% or more of the voting securities of the Company upon consummation of the Plan:


                                                                                           Percentage of
             Name and Complete                 Title of Class                              Voting Securities
         Mailing Address of Owner              Owned(1)              Amount Owned          Owned(1)
----------------------------------------   --------------------   ------------------   ------------------

Huntway Managing Partner, L.P. .........     General              90% of the General    0.9% of equity
c/o Reprise Holding, Inc.                    Partnership          Partnership           interests in the
c/o Madison Dearborn Partners                Interest             interests             Company
Three First National Plaza, Suite 1330
Chicago, IL 60602

Huntway Holdings, L.P. .................     General               10% of the General    0.1% of equity
c/o Reprise Holding, Inc.                    Partnership           Partnership           interests in the
c/o Madison Dearborn Partners                Interest              interest              Company
Three First National Plaza, Suite 1330
Chicago, IL 60602

First Chicago Equity Corporation ..........  Common Units          4,643,690(2)          18.32%
f/k/a First Capital Corporation of Chicago
One First National Plaza
Chicago, IL  60670

Bankers Trust Company .....................  Common Units          6,966,816             27.49%
280 Park Avenue
New York, NY  10017

Massachusetts Mutual Life Insurance Company  Common Units          3,851,507             15.20%
1295 State Street
Springfield, MA  01111

-------------------------------

(1) As a Delaware limited partnership, the business and affairs of the Company are managed by its general partner, in accordance with the Amended and Restated Agreement of Limited Partnership of the Company.

(2)  Does not include 653,286 Common Units held by Reprise Holdings, Inc.
     First Chicago Equity Corporation and Madison Dearborn Partners III won all of the outstanding common stock of Reprise Holdings, Inc., First Chicago Equity Corporation and Madison Dearborn Partners III disclaim beneficial ownership of Common Units beneficially owned by Reprise Holdings, Inc.

                                  UNDERWRITERS

6. Underwriters. Give the name and complete address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.


        There is no person who, within the three years prior to the date of filing the application, has served as an underwriter of any securities of the Company.

        There is no person who will be the proposed principal underwriter of the securities proposed to be offered.

                               CAPITAL SECURITIES

       Captalization. (a) furnish the following information as to each authorized class of securities of the applicant.




                            As of November 12, 1996

       Title of Class           Amount Authorized    Amount Outstanding
----------------------------   ------------------    ------------------

General Partnership Interests  1% of equity                 All
                               ownership of the
                               Company

                               11,556,250 Common
                               Units representing
Common Units representing      99% of equity
limited partnership            ownership of the
interests                      Company                      All

(b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.


        The holders of the general partner interests of the Company generally have the exclusive right and power to manage and operate the business of the Company. Under the Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"), HH is presumed to have delegated all of its rights to manage and operate the Company to HMP and, thus, HMP conducts, directs and exercises full control over all activities of the Company.

        In most circumstances, the Partnership Agreement provides that holders of 10% of the Common Units or HMP may propose an amendment to the Partnership Agreement and such proposed amendment will be effective if approved by the holders of a majority of the outstanding Common Units; provided that if such amendment would materially and adversely affect the rights or preferences of any certain class of the Company's securities, then approval of the holders of at least 2/3 of such securities is required.

        The Partnership Agreement provides that a merger or consolidation must be approved by holders of a majority of the outstanding Common Units, unless the merger agreement contains a provision which, if contained in an amendment to the Partnership Agreement, would require the vote of a greater percentage of the Common Units under the Partnership Agreement or Delaware law.

        The Managing Partner may be removed upon the vote of holders of at least 2/3 of the Common Units then outstanding. Upon such removal or the withdrawal of the Managing General Partner, holders of a majority of the outstanding Common Units have the right to appoint a successor.

                              INDENTURE SECURITIES

     8. Analysis of Indenture provisions. Insert at this point the analysis of Indenture provisions required under section 305(A)(2).

     The following discussion is a description of certain provisions of the indenture (the "Indenture") to which this filing relates required by Section 305(a)(2) of the Trust Indenture Act of 1939, as amended. This discussion is qualified in its entirety by reference to the Indenture, a copy of which in filed as Exhibit T3C. Capitalized terms used in this Item 8 and not otherwise defined have the respective meanings assigned to them in the Indenture.

A.   Events of Default

     The Indenture defines an Event of Default to include, inter alia, any of the following events:

     (a) default in the payment of (i) any interest on any Security when it becomes due and payable, and continuance of such default for a period of three days or (ii) the principal of any Security at its Maturity, in each case including payments from CDSA and from Excess Cash; provided, however, a default in the payment of principal or interest with respect to a Security: (x) relating to a payment required to be made by issuance of secondary securities in accordance with Section 307 shall constitute an event of default for purposes of this Indenture to the extent that such default arises from failure to issue such securities in the amount, at the time and in the manner required by Sections 307(a) and 307(i); (y) relating to a payment required to be made from CDSA shall constitute an event of default for purposes of this Indenture if such payment is not made on the date required notwithstanding the failure of the company to calculate CDSA for the relevant period; and (z) relating to a payment required to be made from Excess Cash shall constitute an Event of Default for purposes of this indenture if such payment is not made on the date required notwithstanding the failure of the Company to calculate Excess Cash for the relevant date; or

     (b) default in the performance, or breach, of any covenant, obligation or agreement of the Company in the Indenture or breach of warranty, subject to in certain cases to a 15-day grace period; or

     (c) (i) failure of the Company or any of its Subsidiaries to pay or any default in the payment of any principal or interest on any other Indebtedness in the outstanding principal amount of $250,000 or more, or in the payment of any Contingent Obligation the outstanding principal amount of which is $250,000 or more in each case beyond any period of grace provided; or (ii) breach or default with respect to any other term of any evidence of any other Indebtedness the outstanding principal amount of which is $250,000 or more or of any loan agreement, mortgage, indenture or other material agreement relating thereto, if the effect of such default or breach is to cause, or to permit the holder or holders of the indebtedness (or a trustee on behalf of such holder or holders) to cause, that indebtedness to become or be declared due prior to its stated maturity (upon the giving or receiving of notice, lapse of time, both, or otherwise); provided, however, that in the case of failure or default as described in (i) and
              (ii) above with respect to the securities on the part of any person, such default constitutes an Event of Default without regard to amount; or


    (d) bankruptcy, insolvency and similar events involving the Company, Sunbelt, their respective subsidiaries, or partners of the Company holding in excess of 51% of the Common Units; or


    (e) except as otherwise agreed to by the Requisite Holders, any money judgment, writ or warrant of attachment, or similar process involving in any case an amount in excess of $350,000 not adequately covered by insurance shall be entered or filed against the Company or any of its material Subsidiaries or any of their respective assets and shall remain undischarged, unvacated, unbonded or unstayed for a period of 30 days or in any event later than five days prior to the date of any proposed sale thereunder; or


    (f) any order, judgment or decree shall be entered against the Company or any of its material Subsidiaries, decreeing the dissolution or split up of the company or that subsidiary and such order shall remain undischarged or unstayed for a period in excess of 30 days; or


    (g) termination of any ERISA Pension Plan maintained by the company or its ERISA affiliates resulting in a liability in excess of $250,000; or withdrawal by the company or any of its ERISA affiliates of a multi-employer pension plan if such withdrawal results in an annual liability exceeding $100,000; or


    (h) revocation by the Company of the Indenture and the Securities or impairment of the security therefor; or


    (i) the General Partner and the Special Managing Partner shall cease to be the sole general partners of the Company or the Company shall cease to be the Sunbelt Managing General Partner; provided that the General Partner may transfer its general partnership interest in the Company to a corporation or a limited partnership formed and owned by the Company's senior management if such transfer will not result in the loss of limited liability for the Company's limited partners, cause the Company to be treated as a corporation for federal income tax purposes or result in adverse tax consequences to the Holders of Securities.


     Upon the occurrence of an Event of Default, the Company shall promptly notify in writing the Trustee. Upon receipt of such notification from the Company or if a Responsible Officer of the Trustee has actual knowledge of the occurrence of an Event of Default, the Trustee shall promptly notify the Holders in writing of the occurrence of such Event of Default. The Company shall promptly notify in writing the Trustee of any Event of Default which has occurred and has continued uncured for a period of ten calendar days. Upon receipt of such notification from the Company or if a Responsible Officer of the Trustee has actual knowledge of the occurrence of an Event of Default that has not been cured within ten calendar days, the Trustee shall promptly notify the Holders and the Collateral Agent in writing of such Event of Default.

        There are no provisions in the Indenture with respect to the withholding of notice to the holders of the Securities of any Event of Default.

B. Authentication and Delivery of Indenture Securities; Application of Proceeds

        The indenture provides that Securities bearing the manual or facsimile signature of individuals who were at any time the appropriate officers of the applicant shall bind the applicant, even if such individuals have ceased to hold office prior to authentication and delivery of such securities or did not hold such offices at the date of such securities. After execution and delivery of the indenture, the applicant may deliver executed Securities to the Trustee for authentication and delivery. The Trustee will authenticate and deliver such Securities in accordance with the applicant's order only as set forth in the Indenture. No Security will be entitled to any benefit under the Indenture or will be valid or obligatory unless it bears a certificate of authentication in the form provided for in the Indenture executed by the Trustee by manual signature. Such certificate on any Security shall be the sole and conclusive evidence that such Security has been duly authenticated and delivered.

        At any time and from time to time after the execution and delivery of the Indenture, the Company may deliver Securities executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such indenture securities, and the Trustee in accordance with such Company Order shall authenticate and deliver such Securities.

        There are no provisions in the Indenture regarding the application of proceeds. There will be no proceeds from the initial issuance of the Securities because such Securities will be issued pursuant to a plan of reorganization approved by the Bankruptcy Court in exchange for the claims of such holders arising from ownership of certain securities of the debtors involved in the bankruptcy proceeding.

        Each Security shall be dated the date of its authentication.

C.      Release and/or Substitution of Property

        The release of any Collateral from the terms hereof and of the Collateral Documents or the Intercreditor Agreement will not be deemed to impair the security under the Indenture in contravention of the provisions thereof if and to the extent the Collateral is released pursuant to the Collateral Documents or the Intercreditor Agreement. The Trustee and each of the Holders acknowledge that a release of Collateral in accordance with the terms of the Collateral Documents will not be deemed for any purpose to be an impairment of the security under the Indenture. Without limiting the foregoing, the release of any of the Collateral consisting of (i) inventory sold to buyers in the ordinary course of business, (ii) cash used by the Company in the ordinary course of business, or (iii) accounts receivable collected, sold, exchanged, or otherwise disposed of in the ordinary course of business, in each case in compliance with the terms of the Indenture and the Collateral Documents, will not be deemed to impair the security under the Indenture and will not require compliance with Trust Indenture Act Section 314(d).

        Section 1204 provides that, subject to Section 1205, to the extent applicable the Company shall comply with (a) Trust Indenture Act Section 314(b), relating to Opinions of Counsel regarding the Lien of the Collateral Documents and (b) Trust Indenture Act Section 314(d), relating to the release of Collateral from the Lien of the Collateral Documents and Officers' Certificates or other documents regarding fair value of the Collateral. Any certificates or opinion required by Trust Indenture Act Section 314(d) may be made by an Officer of the Company or any other obligor upon the Securities, as applicable, to the extent permitted by Trust Indenture Act Section 314(d).

        Section 1205 provides that notwithstanding anything contained in the Indenture to the contrary, (a) the provisions of Section 1204 will not be applicable to any release or withdrawal of Collateral as described in clauses
(i), (ii) and (ii) of Section 1203 (the "Ordinary Collateral") pursuant to the terms of the Collateral Documents and (b) the fair value of Ordinary Collateral released pursuant to Section 1205 need not be considered in determining whether the aggregate fair value of Collateral and Ordinary Collateral released in any calendar year exceeds the 10% threshold specified in Section 314(d)(1) of the Trust Indenture Act; provided, that the Company's right to rely on Section 1205 will be conditioned upon the Company's delivering to the Trustee, within 30 calendar days following the end of each six-month period beginning on April 1 and October 1 of any year, an Officer's Certificate to the effect that all such releases and withdrawals of Ordinary Collateral during such six-month period in respect of which the provisions of Section 1204 were not complied with were to make payments or investments in the ordinary course of the Company's business not prohibited by the Indenture.

D.      Satisfaction and Discharge

        The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and , upon such payment by any Paying Agent to the Trustee, such Paying Agent and the Company shall be released from all further liability with respect to such money.

E.      Evidence of Compliance

        Upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee a Compliance Certificate stating that all conditions precedent, if any, provided for in this Indenture (including any covenants the compliance with which constitutes a condition precedent) relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that, in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

        Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include: (a) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto; (b) a brief statement as to the nature and scope of the examination or investigation, if any, upon which the statements or opinions contained in such certificate or opinion are based;
(c) a statement that, in the opinion of each such individual, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with and, in the case of any statement regarding compliance with
Section 415 of this Indenture or the calculation of CDSA or Excess Cash, detailed computations in support of the statements made; and (d) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

9. Other obligors. Give the name and complete mailing address of each person other than the applicant, who is an obligor upon the indenture securities.


        HMP, HH, and Sunbelt have guaranteed certain obligations of the Company under the Indenture and have each executed a guarantee to such effect. The name and address of each is as follows:

         Huntway Managing Partner, L.P.
         c/o  Reprise Holding, Inc.
         c/o  Madison Dearborn Partners
         Three First National Plaza, Suite 1330
         Chicago, IL  60602

         Huntway Holdings, L.P.
         c/o  Reprise Holding, Inc.
         c/o  Madison Dearborn Partners
         Three First National Plaza, Suite 1330
         Chicago, IL  60602

         Sunbelt Refining Company, L.P.
         c/o  Huntway Partners, L.P.
         25129 The Old Road
         Newhall, CA  91381

        The guarantees executed by HH and HMP are non recourse to the respective guarantors except to the extent of HH's and HMP's general partner interests which have been pledged to secure obligations under the guarantees.

        10. Contents of application for qualification. This application for qualification comprises:


        (a)  Pages numbered 1 to 14, consecutively.


        (b) The statement of eligibility and qualification of the trustee under the indenture to be qualified.


        (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:


             Exhibit T3A1. Amended and Restated Agreement of Limited Partnership of Huntway Partners, L.P. dated as of November 9, 1988 (incorporated by reference to Exhibit A to the Prospectus included in the Registration Statement on Form S-1, filed September 26, 1988, Registration No. 33-24445)

             Exhibit T3A2. Amendment of Agreement of Limited Partnership of Huntway Partners, L.P. dated as of December 20, 1989 (incorporated by reference herein to Exhibit 3.3 of the Annual Report on Form 10-K, filed March 30, 1990, Commission File No. 1-0091)

             Exhibit T3B. Huntway Partners, L.P. Bylaws (incorporated by reference herein to Exhibit 3.2 of the Registration Statement on Form S-1, as amended by Amendment No. 2, filed November 2, 1988, Registration No. 33-24445)

             Exhibit T3C.  Form of  Indenture

             Exhibit T3D.  Not Applicable

             Exhibit T3E1. Consent Solicitation and Disclosure Statement of Huntway Partners, L.P. dated October 10, 1996 (incorporated by reference to the Consent Solicitation and Disclosure Statement filed with the Securities and Exchange Commission October 15, 1996 pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, Commission File No. 14-0091).

             Exhibit T3F. Cross Reference Sheet

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Huntway Partners, L.P., a limited partnership organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and to be attested, all in the City of Newhall, and State of California, on the 9th day of December, 1996.


                                          SIGNATURE



                                          By:  /s/Warren J. Nelson
                                               ---------------------------------
                                               Warren J. Nelson
                                               Executive Vice-President

                                          ATTEST:

                                          By:  /s/ Earl G. Fleisher
                                               ---------------------------------
                                                Controller and Tax Manager